Exhibit 99.4

RETURN ON ASSETS, DIVIDEND PAYOUTS, AND EQUITY TO ASSETS RATIOS[1,2]

	For the three months ended			For the year ended
	October 31	July 31	April 30	January 31	October 31	October 31	October 31
	2013	2013	2013	2013	2013	2012	2011
Return on Assets – reported[3]	0.73%	0.69%	0.81%	0.83%	0.77%	0.79%	0.84%
Return on Assets – adjusted[4]	0.82%	0.72%	0.86%	0.89%	0.82%	0.87%	0.90%
Dividend Payout Ratio –
reported[5]	50.3%	50.9%	45.3%	41.2%	46.8%	42.4%	40.2%
Dividend Payout Ratio –
adjusted[6]	44.7%	49.1%	42.4%	38.3%	43.4%	38.7%	37.6%
Equity to Asset Ratio[7]	6.0%	6.0%	6.0%	6.0%	6.0%	5.9%	5.8%

1	Calculated pursuant to the U.S. Securities and Exchange Commission Industry Guide 3.
2	The Bank’s financial results prepared in accordance with GAAP are referred to as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results (i.e. reported results excluding “items of note”, net of income taxes) to assess each of its businesses and measure overall Bank performance. See “Financial Results Overview” section in the Bank’s 2013 Annual Consolidated Financial Statements (www.td.com/investor) for further explanation, reported basis results, a list of the items of note, and a reconciliation of non-GAAP measures.
3	Calculated as Reported net income available to common shareholders and non-controlling interests (NCI) in subsidiaries divided by average total assets.
4	Calculated as Adjusted net income available to common shareholders and NCI in subsidiaries divided by average total assets.
5	Calculated as dividends declared per common share divided by reported basic earnings per share.
6	Calculated as dividends declared per common share divided by adjusted basic earnings per share.
7	Calculated as average total equity (including NCI in subsidiaries) divided by average total assets.